EXHIBIT 4.8

CERTIFICATE OF CORRECTION FILED TO CORRECT CERTAIN INACCURACIES IN THE CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS OF SERIES A CONVERTIBLE PREFERRED STOCK OF EARTHLINK, INC.

EarthLink, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

    DOES HEREBY CERTIFY:

    1.  The name of the corporation is EarthLink, Inc. (the "Corporation").

    2.  That a Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock (the "Certificate") was filed by the Secretary of State of Delaware on February 4, 2000, as amended by the Certificate of Amendment of Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock filed by the Secretary of State of Delaware on February 9, 2001, and that said Certificate requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.

    3.  The inaccuracies of said Certificate to be corrected are as follows: (i) Section 4(a): the arithmetic formula used in calculating the liquidation value per share is incorrect; (ii) Section 4(a): the "Amount of Applicable Quarterly Liquidation Accretion Dividend for Each Share of Series A Preferred Stock" for the Dividend Accrual Date for the Quarter Ending 3-5-00 is incorrect; and (iii) Section 5(a)(i): the Conversion Price per share of Series A Preferred Stock is incorrect.

    4.  (a) Section 4 (a) of the Certificate is corrected by deleting the first sentence in its entirety and replacing it with the following:

  "(a)  In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation ("Liquidation Event"), the Holders of Series A Preferred Stock then outstanding shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock and other Junior Securities by reason of their ownership thereof, an amount per share equal to the sum of (i) $19.68, (ii) the amount of all Liquidation Accretion Dividends per share that have accrued pursuant to Section 3(a)(i) (including an amount equal to a prorated dividend pursuant to Section 3(a)(i) for the period from the Dividend Accrual Date immediately preceding the date of the Liquidation Event through the date of the Liquidation Event), and (iii) all accumulations of accrued but unpaid dividends payable in cash pursuant to Section 3(a)(ii) on each share of Series A Preferred Stock (including an amount equal to a prorated dividend pursuant to Section 3(a)(ii) for the period from the Dividend Accrual Date immediately prior to the receipt of such sum to the date of receipt of such sum), with the sum of the amounts referred to in clauses (i), (ii) and (iii) referred to herein as the "Liquidation Value"."

      (b)  Section 4(a) of the Certificate is further corrected by changing the "Amount of Applicable Quarterly Liquidation Accretion Dividend for Each Share of Series A Preferred Stock" for the Dividend Accrual Date for the Quarter Ending 3-5-00 from $0.15 to $0.05.

      (c)  Section 5(a)(i) of the Certificate is corrected by deleting the second sentence there in its entirety and replacing it with the following:

    "The Conversion Price per share for shares of Series A Preferred Stock shall be (i) prior to the Dividend Accrual Date immediately after June 5, 2003, $21.74, and (ii) thereafter, the Conversion Price then in effect shall be increased at a rate per annum equal to six percent (6%) thereof, accruable quarterly, and in each case the Conversion Price shall be subject to adjustment, from time to time as set forth in Section 5(c)."

    * * * * *

    IN WITNESS WHEREOF, said Corporation has caused this Certificate to be signed by Charles G. Betty, its Chief Executive Officer, this 1st day of August, 2001.

By	/s/ CHARLES G. BETTY Charles G. Betty, Chief Executive Officer